[redacted]

08004619

Av Industrial 675
Lima 1 Perú

T 511 336 7070
F 511 336 8331

Ferreyros

82-4567

Exemption pursuant to Rule 12g3-2(b)

Submission of ... Other information

SEC Mail Processing Section

AUG 18 2008

Washington, DC
106

SUPPL

Lima, Augusta 14th ,2008

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Consolidated Financial Statements as of June 30st, 2008 and our Management Report.

Sincerely yours,

Ferreyros
AUGUSTA PONCE ZIMMERMANN
Departamento de Valores
JEFE

PROCESSED
SEP 02 2008
THOMSON REUTERS

dlw 8/29

www.ferreyros.com.pe

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y Subsidiarias durante el período terminado el 30 de junio del 2008. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Mariela Garcia de Fabbri
Gerente General

Hugo Sommerkamp M.
Gerente Central de Control
Gestión y Sistemas

Lima, 14 de agosto del 2008

Ferreyros



Segundo trimestre Año 2008

PERFIL DE LA EMPRESA

La actividad de Ferreyros es la importación para la venta y alquiler de bienes de capital, con un reconocido servicio posventa para lo cual tiene almacenes de repuestos y talleres a nivel nacional. La compañía ha ejecutado importantes inversiones en capacitación y entrenamiento del personal técnico, así como en infraestructura de locales y talleres.

Ferreyros tiene la representación de marcas líderes en el mercado, las cuales se encuentran orientadas a distintos sectores económicos.

Subsidiarias

Orvisa S.A.

Unimaq S.A..

Fiansa S.A.

Depósitos Efe S.A.

Domingo Rodas S.A.

Mega Caucho & Representaciones S.A.C.

Ferrenergy S.A.C.

Cresko S.A.

En el 1S 2008 las subsidiarias han realizado importantes ventas. En tal sentido, cabe señalar que la organización en su conjunto, a junio 2008, ha vendido US$ 429 millones, 39.3% más de lo vendido en el mismo período del año anterior.

Organización Ferreyro
Evolución de las vent
(En US$. millones)



700
560
420
280
140
0
2005
2006
2007
Ene-Jun 2007
Ene-Jun 2008
337
443
619
308
429

Orvisa S.A. es una empresa líder en la distribución de bienes de capital en la Amazonía y es una de las empresas con mayores volúmenes de operaciones en la zona. Reportó al cierre del primer semestre del 2008 ventas por encima de US$ 32 millones en negocios orientados, principalmente, al sector de energia, forestal, transporte fluvial y explotación de petróleo. Una parte importante de las ventas se debió a un contrato firmado con un cliente importante del sector de energia.

La utilidad neta de Orvisa en el primer semestre del 2008 ascendió a S/. 5.6 millones.

Unimaq S.A. empresa especializada en atender el segmento de la construcción general mediante la venta y alquiler de equipos ligeros, alcanzó en el primer semestre del 2008 un nivel de ventas de US$ 34 millones, cifra superior en 48% a las ventas realizadas en el mismo período del año anterior. Este incremento esta basado en el crecimiento de la economía y en la transferencia de la línea de construcción ligera que atendía Ferreyros hasta el 2006, incluyendo el negocio de Cat Rental Store.

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

FERREYROS S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros

Cabe destacar que, para sustentar el importante crecimiento de sus operaciones, en el 2007, Unimaq elevó su capital social de S/. 7.5 millones a S/. 31.0 millones, mediante aporte de Ferreyros.

Las utilidad neta de Unimaq en el primer semestre del 2008 ascendió a S/. 4.3 millones.

Fiansa S.A. subsidiaria dedicada a atender el sector metal mecánico, generó en el primer semestre del 2008 ventas de US$ 5.8 millones. Las ventas incluyen construcción de puentes metálicos, ejecución de trabajos de metalmecánica, instalaciones eléctricas, y fabricación y montaje de estructuras metálicas.

La utilidad neta de Fiansa en el primer semestre del 2008 ascendió a S/. 0.5 millones.

Depósitos Efe S.A. totalizó en el primer semestre del 2008 un volumen de ventas de US$ 338 mil. Las ventas se debieron, principalmente, al almacenaje de líquidos, consolidación de operaciones con los clientes, así como a la incorporación de clientes del sector textil, minero y petrolero.

La utilidad neta de Depósitos Efe en el primer semestre del 2008 ascendió a S/. 214 mil.

Domingo Rodas es la empresa dedicada al cultivo, procesamiento y exportación de langostinos. En el primer semestre del 2008, la empresa obtuvo un nivel de ventas de S/. 5.9 millones. El nivel de ventas alcanzado estuvo explicado, esencialmente, por una mayor eficiencia en el cultivo de los campos, lo que se reflejó en una mayor productividad de kilogramo por hectárea. No obstante, debido a una fuerte reducción de los precios internacionales, así como a la revaluación del nuevo sol del orden de 6.0%, la empresa no pudo obtener una adecuada rentabilidad al cierre del primer semestre del 2008.

Mega Caucho & Representaciones S.A.C. reportó, durante el primer semestre del 2008, ventas por US$7.6 millones. Desarrolla su estrategia de ventas y servicio, principalmente, en los sectores de minería, construcción, transporte, agricultura e industria. El importante servicio de valor agregado que brinda esta empresa a los distintos sectores económicos, y el importante incremento en las ventas que obtiene año a año, la convierten en un aliado importante y estratégico para sus clientes y representados.

Ferrenergy S.A.C. fue constituida en enero del 2006. Sus accionistas son Ferreyros S.A.A. y Energy Internacional Corporation, con una participación del 50% cada una. Energy Internacional tiene su sede en Estados Unidos, cuenta con vasta experiencia y es una empresa vinculada a Gecolsa, distribuidor de Caterpillar de Colombia. El primer proyecto asumido por la empresa es la central térmica de Guayabal en Shiviyacu, que genera potencia eléctrica para la venta de energía a una importante empresa petrolera a través de un contrato a 5 años. La planta, que tiene una capacidad de 18 MW, empezó a generar energía en el mes de julio del 2007 y ha facturado en el primer semestre del 2008 US$2.6 millones.

Cresko S.A. inició sus operaciones en octubre 2007 para atender con productos especializados los mercados de la industria, construcción, minería y agrícola que no cubren Ferreyros ni Unimaq. El nivel de ventas alcanzado en el primer semestre del 2008 asciende a US$7.5 millones. Es la primera empresa de la organización en incursionar en la comercialización de productos de procedencia asiática. La inversión inicial de Ferreyros en esta empresa fue de US$1.5 millones.

Abarcará la comercialización de insumos químicos, bienes de capital y equipos usados para los sectores de industria, construcción y minería. Estos productos serán comercializados a través de cuatro unidades de negocios claramente definidas ofreciendo adicionalmente un servicio post venta no especializado.

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros

GESTION COMERCIAL

Las ventas consolidadas correspondientes al 2T 2008 ascendieron a US$ 212.9 millones en comparación con las ventas del 2T 2007 que ascendieron a US$ 149.0 millones.

Los productos de la línea *Iveco* obtuvieron en el 2T 2008 un crecimiento de ventas de 187.7% en comparación con el mismo período del año anterior, en las categorías de tractocamiones y volquetes a partir de 16 toneladas y buses de más de 33 asientos. Las ventas de dichas unidades ascendieron a US$ 18 millones.

Ferreyros y Subsidiarias: Participación de las líneas de producto en las ventas totales
(En porcentajes)



Otros 4%
Equipos Ligeros 4%
Caterpillar 78%
Automotor 12%
Agrícola 2%

Los productos de la línea *Caterpillar* representaron en el año 2007 el 87% del total de las ventas de Ferreyros y Subsidiarias, y han alcanzado el 78% de las mismas durante los primeros seis meses del año 2008, incluidos los ingresos generados por la venta de repuestos y servicios. Cabe destacar, que los productos de la línea Automotriz representaron en el año 2007 el 10% del total de las ventas de Ferreyros y han alcanzado el 14% durante los primeros seis meses del año 2008.

La marca *Iveco*, que comercializa Ferreyros en el Perú, se ubicó en el primer lugar del subsegmento de volquetes 6x4 con potencia igual o mayor a 360 HP entre enero y junio, con un 31.1% de participación de mercado, gracias al modelo Trakker, de acuerdo a datos de la Asociación de Representantes Automotrices del Perú (ARAPER).

Las ventas acumuladas al 30 de junio de 2008 ascendieron a US$ 429.1 millones, en comparación con US$ 308.2 millones obtenidos el mismo periodo del año anterior, lo que equivale a un incremento de 39.3%, explicado por el buen desempeño experimentado en casi todos los sectores económicos en los cuales la empresa realiza sus operaciones. En términos de soles el crecimiento de las ventas al 30 de junio es de 25.7% en comparación con las del mismo período del año anterior (S/. 1,232.4 millones en el primer semestre 2008; S/. 980.6 millones en el primer semestre 2007). La diferencia en las variaciones de las ventas en dólares como en soles, se origina, debido a que el tipo de cambio promedio utilizado en cada período es distinto (S/. 2.850 al 30-06-08, S/. 3.163 al 30-06-07).

La mayor participación en ventas, con un 40.9% en relación a las ventas totales, la mostró el mercado minería. Sin embargo, se debe resaltar el mayor dinamismo del sector construcción, como consecuencia del inicio de importantes obras tanto privadas como públicas y, en general, por la expansión del PBI del sector construcción, cuyo crecimiento en el primer semestre del 2008, según fuente del BCR, sería de 19.6%. Este resultado, así como las expectativas del inicio de nuevos proyectos, han influido para que las ventas al sector construcción en el 2T 2008 muestren una participación de 28% en el total de las ventas.

Ferreyros y Subsidiarias: Participación sectorial en las ventas - 2T 2008
(En porcentajes)



Marino 3%
Industria 1%
Comercio 1%
Transporte 7%
Agricultura 4%
Construccion 28%
Hidr y Ener 3%
Gobierno 4%
Otros 7%
Mineria 42%

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Con el fin de mantener un sostenido crecimiento en ventas, Ferreyros viene realizando una serie de inversiones en infraestructura, entrenamiento y capacitación de personal, tanto en la oficina principal como en sucursales. Para el año en curso se tiene previsto una inversión en activo fijo por US$42 millones.

RESULTADO DEL PRIMER SEMESTRE DEL 2008

La utilidad neta del primer semestre del 2008 ascendió a S/. 53.8 millones, en comparación con S/. 68.3 millones del mismo período del año anterior, lo que representa una disminución de 21.2%, que se explica, principalmente, por lo siguiente:

1) Un incremento de la pérdida en cambio de S/. 10.5 millones (pérdida de cambio de S/. 7.3 millones en el primer semestre 2008 en comparación con una ganancia en cambio de S/. 3.2 millones en el primer semestre del 2007).

   La compañía realiza sus principales operaciones en dólares americanos, ya que sus productos son importados. Los precios de venta se fijan en dólares y la mayor parte de sus cuentas por cobrar comerciales son en dólares. En todos los casos Ferreyros se financia en dicha moneda.

   Cuando se produce una devaluación del sol frente al dólar, tal como ocurrió en el 2T 2008 (el tipo de cambio pasó de S/. 2.746 al 31-03-08 a S/. 2.967 al 30-06-08), se origina una pérdida en cambio por el ajuste de pasivos monetarios el cual no es realizado en la partida del inventario. Es por ello, que dicha pérdida luego se compensa con una mayor utilidad bruta en los meses siguientes. Si el tipo de cambio al 30-06-08 se mantuviera sin cambios significativos, en los próximos meses se recuperaría con creces la pérdida en cambio registrada al cierre del primer semestre del 2008, a través de una mayor utilidad bruta, ya que los inventarios están registrados a un tipo de cambio promedio menor que el vigente al 30-06-08. A esta fecha , la diferencia de cambio de obligaciones relacionadas directamente con los inventarios, registrada como pérdida en cambio, ascendió, aproximadamente, a S/. 18 millones, sin haberse ajustado los inventarios.

   Por el contrario, es importante mencionar que en caso de una reducción del tipo de cambio, tal como ha sucedido en el mes de julio (el tipo de cambio ha caído de S/. 2.967 al 30-06-08 a S/. 2.816 al 31-07-08), la Compañía registraría una recuperación de la pérdida en cambio del 2T 2008.

2) Un incremento de S/. 9.4 millones en gastos financieros, que se explica, principalmente, por un aumento de los pasivos sujetos a intereses para financiar el crecimiento de ventas, que ha generado un mayor nivel de las cuentas por cobrar, de los inventarios y de la flota de alquiler. En el caso de los inventarios se ha producido un incremento adicional relacionado con una ampliación en el tiempo de reposición de las existencias de 3 a 5 meses, como consecuencia de la mayor demanda mundial de los productos que la Compañía adquiere de proveedores del exterior.

   En el caso de las cuentas por cobrar comerciales, también se ha producido un incremento adicional en el portafolio del corto plazo, relacionado principalmente con la extensión del período de cobranza de las ventas de productos principales que serán financiados por entidades financieras, tal como se explica en la sección "Ingresos Financieros" (página 6). La morosidad de las cuentas por cobrar muestra una evolución favorable.

HECHOS DESTACADOS

Ferreyros trasladó su local en Lambayeque a una nueva sede en dicho departamento, con una inversión de 1.2 millones de dólares y un área de más de 10,000 m2. Este nuevo local, ubicado en Carretera Panamericana Norte, Km. 792,

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Lambayeque, es parte de la inversión proyectada por la empresa para mejorar su infraestructura a nivel nacional, especialmente en talleres, y brindar una mejor atención y servicio.
Con el fin de ampliar la cartera de productos para sus clientes, la empresa sumó una nueva marca a su portafolio: las compresoras portátiles Sullair, equipadas con motores Caterpillar, así como de una gama de accesorios de aire comprimido de esta marca. Sullair cuenta con plantas en cuatro continentes, con sistemas de fabricación certificados bajo la norma ISO 9001.

INFORMACION FINANCIERA

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la empresa, correspondientes al primer trimestre del 2008 y 2007. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS
Las ventas netas del 2T 2008 ascendieron a S/. 606.9 millones, en comparación con S/. 471.8 millones del mismo periodo del año anterior, lo que equivale a un incremento de 28.6%, explicado por lo siguiente:

Las ventas de máquinas, motores, equipos y vehículos tanto nuevos como usados (productos principales) fueron superiores en 33.2% a las del 2T 2008 (S/. 334.4 millones en el 2T 2008; S/. 251.0 millones en el 2T 2007), debido a lo siguiente:

- Incremento de 18.7% en la venta de equipos *Caterpillar* (S/. 221.5 millones en el 2T 2008; S/. 186.6 millones en el 2T 2007), generado por la demanda creciente de equipos *Caterpillar* por parte de clientes del sector construcción y de empresas contratistas que ejecutan trabajos para la mediana minería.
- Incremento en la venta de equipos agrícolas de 67.4% (S/. 16.1 millones en el 2T 2008; S/. 9.6 millones en el 2T 2007), explicado, principalmente, por ventas a clientes del sector agro exportador y por el aumento en la demanda de clientes dedicados al cultivo de arroz, debido al aumento en el precio del producto.
- Aumento de 92.7% en las ventas de la línea automotriz (S/. 83.0 millones en el 2T 2008; S/. 43.1 millones en el 2T 2007), producido por ventas de volquetes *Iveco* por S/. 47.2 millones y camiones *Kenworth* por S/.35.6, a empresas dedicadas, en su mayoría, a la construcción de carreteras y a la ejecución de obras de desarrollo y explotación para empresas de la mediana minería.

Las ventas de repuestos y servicios mostraron en el 2T 2008 un incremento de 33.0% en comparación con las del mismo período del año anterior (S/.210.4 millones en el 2T 2008; S/.158.1 millones en el 2T 2007), como consecuencia de mayores ventas a empresas de la gran minería.

Ventas - Repuestos y Servicios
(en US/. millones)


565.4
635.7
639.9
310.3
381.0
2005
2006
2007
Ene-Jun 2007
Ene-Jun 2008

Por otra parte, los ingresos por alquiler de equipo pesado en el 2T 2008 fueron superiores en 54.2% a las del mismo período del año anterior (S/. 15.0 millones

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

el 2T 2008; S/. 9.7 millones en el 2T 2007) debido, principalmente, a un aumento en la demanda de equipos de alquiler por parte de clientes del sector construcción.

UTILIDAD EN VENTAS

La utilidad en ventas del 2T 2008 ascendió a S/. 132.9 millones, en comparación con S/. 98.5 millones del mismo período del año anterior, es decir, un incremento de 35.0%, frente al 28.6% de crecimiento en las ventas. En términos porcentuales, el margen bruto del 2T 2008 es mayor al del mismo período del año anterior (21.9% en el 2T 2008; 20.9% en el 2T 2007). El incremento en el margen bruto porcentual se debe: i) a un ligero incremento en la participación de la venta de repuestos y servicios en la venta total de la compañía (el porcentaje de utilidad bruta de repuestos y servicios es mayor que la de productos principales); y ii) a una recuperación en el tipo de cambio en el 2T 2008 en comparación con el 1T 2008, mientras que el 2T 2007, la tendencia del tipo de camio fue decreciente.

GASTOS DE VENTA Y ADMINISTRACION

Los gastos de venta y administración ascendieron en el segundo trimestre de 2008 a S/. 66.5 millones, en comparación con S/. 56.2 millones del mismo período del año anterior, esto es, un incremento de 18.2% (comparado con el 28.6% de crecimiento en las ventas), debido principalmente a lo siguiente:

- Un aumento de 21.3% en los gastos variables como consecuencia del importante crecimiento de las ventas del período.
- Un aumento de 15.3% en los gastos fijos, atribuible, principalmente, a: i) aumento de remuneraciones para reponer la pérdida del poder adquisitivo por efecto de la inflación; ii) contratación de personal técnico para atender la demanda futura de servicios de reparación y mantenimiento; y iii) gastos relacionados con la implementación del Sistema de Gestión de Recursos Empresariales (SAP).

En el segundo trimestre del 2008 los gastos de venta y administración representaron el 11.0% de las ventas netas frente a 11.9% del mismo período del año anterior.

OTROS INGRESOS (EGRESOS)

En el segundo trimestre de 2008 se registró en este rubro un ingreso neto de S/. 1.5 millones en comparación con un egreso neto de S/. 1.2 millones del mismo período del año anterior. En el segundo trimestre de 2008, se incluyó en este rubro, principalmente, los siguientes conceptos: i) un ingreso de S/. 0.1 millones por alquiler de locales; ii) un ingreso de S/. 0.3 millones por colocación de créditos; iii) un ingreso por S/. 0.1 millones por ventas de activos fijos operacionales; y iv) otros ingresos netos por S/. 1.0 millones. En el segundo trimestre de 2007, se registró en este rubro, básicamente, los siguientes conceptos: i) un ingreso de S/. 0.1 millones por resoluciones de contrato; ii) un ingreso de S/. 0.2 millones por alquiler de locales; iii) un ingreso de S/. 0.3 millones por colocación de créditos; iv) un egreso de S/. 0.2 millones por ventas de activos fijos operacionales; y v) egresos diversos por S/. 1.6 millones.

INGRESOS FINANCIEROS

Los ingresos financieros del segundo trimestre de 2008 ascendieron a S/. 9.3 millones en comparación con S/. 11.6 millones del mismo período del año anterior, lo que representa una disminución de 19.9%. Esta disminución se debe, principalmente, a que en el 2T 2008 el monto de las ventas financiadas a mediano plazo por la compañía ha sido significativamente menor que las del mismo período del año anterior, debido a que Ferreyros ha mantenido su política de reducir el financiamiento a mediano plazo a sus clientes, derivando dichas operaciones a entidades financieras.

El incremento en 30.9% de las cuentas por cobrar en este primer semestre en relación al primer semestre del 2007, tiene su explicación en el crecimiento de ventas, principalmente en repuestos, servicios y alquileres, que tienen como política de pago 45 días en promedio pero que no generan ingresos financieros relevantes.

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

FERREYROS S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Adicionalmente, las ventas al contado de productos principales, financiadas en una mayor proporción por entidades financieras, han extendido su período de cobranza debido al proceso de documentación que requieren dichas entidades a los clientes. La morosidad de las cuentas por cobrar muestra una evolución favorable de acuerdo a los objetivos de la empresa de 1.23% mayor a 30 días, de acuerdo a lo que se muestra en el siguiente gráfico:



0-30 días 24.1%
31-60 días 1.2%.
61-90 días 0.3%
No vencido 74.4%

GASTOS FINANCIEROS

Los gastos financieros ascendieron a S/. 16.3 millones en el segundo trimestre de 2008 en comparación con S/.11.6 millones del mismo período del año anterior, lo que representa un aumento de 40.5%, debido, principalmente, a un aumento de S/.205.2 millones en el pasivo promedio sujeto a pago de interés (S/.852.1 millones en el 2T 2008; S/.646.9 millones en el 2T 2007). Dicho incremento se debe, básicamente, a: i) aumentos en cuentas por cobrar a corto plazo, inventarios y flota de alquiler; y ii) un aumento de otros activos fijos (ver explicación detallada de la variación de activos en la sección "Análisis del Balance General", en la página 8).

Adicionalmente, parte del incremento de los gastos financieros se explica por un ligero aumento en la tasa de interés de obligaciones en dólares. El gráfico a continuación muestra la participación de las diferentes instituciones financieras en el pasivo de la empresa.



BANCOS EXTERIOR
SWISS RE
BANCOS NACIONAL
CAT FINANCIAL
BONOS

PARTICIPACIÓN EN LOS RESULTADOS DE ASOCIADA

En este rubro se registra las utilidades de asociada, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/. 0.5 millones en el 2T 2008, en comparación con un ingreso de S/. 3.4 millones registrados en el mismo período del año anterior, una disminución de 85.8%, explicada por la menor utilidad de una asociada del sector seguros, que en el año 2007 registró ingresos extraordinarios por un monto importante.

UTILIDAD (PÉRDIDA) EN CAMBIO

En el 2T 2008 las operaciones en moneda extranjera arrojaron una pérdida en cambio de S/. 41.8 millones en comparación con una utilidad en cambio de S/. 2.0 millones en el 2T 2007. La pérdida del 2T 2008 se explica por una devaluación del sol frente al dólar americano de 7.9%. La utilidad en cambio del 2T 2007 se debe a una apreciación del sol en relación al dólar americano de 0.5%. En el caso de Ferreyros, el importe de caja y de las cuentas por cobrar en moneda extranjera es menor que el de las cuentas por pagar en la misma moneda.

Debido a que la Compañía fija sus precios de venta en dólares, si el tipo de cambio al 30 de junio del 2008 se mantuviera sin cambios significativos, en los próximos meses se recuperaría una parte importante de la pérdida en cambio registrada al cierre del primer semestre del 2008 a través de una mayor utilidad bruta, ya que los inventarios están registrados a tipos de cambio promedio menores que el vigente al 30-06-08.

De acuerdo con Normas Internacionales de Información Financiera, en caso de devaluación de la moneda peruana, la

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

FERREYROS S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

pérdida en cambio por el ajuste del pasivo relacionado con el inventario se registra como pérdida en cambio y no como un mayor valor de las existencias. Al cierre del mes de junio, la diferencia de cambio de obligaciones relacionadas directamente con los inventarios, que fue registrada como pérdida en cambio, ascendió aproximadamente a S/. 18 millones.
Por el contrario, es importante mencionar que en caso de una reducción del tipo de cambio, tal como ha sucedido en el mes de julio (el tipo de cambio ha caído de S/. 2.967 al 30-06-08 a S/. 2.816 al 31-07-08), la Compañía registraría una recuperación de la pérdida en cambio del 2T 2008.

PARTICIPACIONES E IMPUESTO A LA RENTA

Las participaciones e impuesto a la renta al cierre del primer trimestre de 2008 y de 2007 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA

La utilidad neta del segundo trimestre de 2008 ascendió a S/. 11.0 millones en comparación con S/. 31.4 millones del mismo período del año anterior, esto es, una disminución de 65.0%, explicada, principalmente, por la importante pérdida en cambio de S/. 41.8 millones (cuyo origen y efecto se ha explicado extensamente en la sección "Utilidad (pérdida) en cambio"), la cual ha ocasionado una disminución de la utilidad neta de S/. 20.4 millones en relación con la obtenida en el mismo período del año anterior.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN

La UAIDA (EBITDA, por sus siglas en inglés) al 30 de junio de 2008 ascendió a S/. 151.6 millones frente a S/. 139.1 millones del mismo período del año anterior, lo cual representa un incremento de 9.0%.

ANÁLISIS DEL BALANCE GENERAL

ACTIVOS

El total de activos al 30 de junio de 2008 ascendió a S/. 1,764.5 millones en comparación con S/. 1,325.5 millones al 30 de junio de 2007, lo que representa un incremento neto de S/. 439.0 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 125.0 millones, que se explica por:

   i) Un aumento de S/. 129.9 millones por mayores ventas (ver explicación sobre las cuentas por cobrar comerciales en la sección "Ingresos Financieros", página 6).
   ii) Una disminución de S/. 2.3 millones debido al aumento en la provisión para cobranza dudosa.
   iii) Una disminución de S/. 2.6 millones a raíz del incremento en los intereses diferidos.

b) Aumento neto de Existencias por S/. 130.8 millones debido a:

   i) Un aumento de S/. 136.2 millones por compras efectuadas en el período para atender el crecimiento de las ventas y para adecuarnos a los mayores tiempos de reposición de fábrica debido al aumento de la demanda mundial de sus productos, lo cual ha ocasionado una ampliación de dicho período de 3 a 5 meses, en promedio.
   ii) Una reducción de S/. 5.4 millones por incremento de la provisión para desvalorización de existencias.

c) Aumento neto del Activo Fijo por S/. 123.1 millones, que se explica por:

   i) Un aumento de S/. 124.7 millones por compras de equipos para la flota de alquiler.
   ii) Un aumento de S/. 63.9 millones por compras de otros activos fijos (inversiones en locales, herramientas, equipos de taller entre otros).

Ferreyros S.A.A.

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

iii) Una disminución de S/. 19.3 millones por ventas de activos fijos.
iv) Una reducción de S/. 44.3 millones por aumento en la depreciación acumulada.
v) Una disminución de S/. 1.9 millones por disminución en la provisión para desvalorización de activo fijo.

PASIVOS

Al 30 de junio de 2008, el total de pasivos ascendió a S/. 1,246.6 millones en comparación con S/. 872.5 millones al 30 de junio de 2007, lo que equivale a un incremento de S/. 374.1 millones. La conformación de las obligaciones de la empresa al 30 de junio del 2008 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 30 de junio de 2008 es de 1.37, superior al ratio corriente de 1.34 al 30 de junio de 2007.

El ratio de apalancamiento financiero al 30 de junio de 2008 es 1.79 en comparación con 1.38 al 30 de junio de 2007. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero y el saldo de caja y bancos.

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS ANEXO 1

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	2T 08	%	1T 08	%	2T 07	%	2T 08/ 1T 08 %	2T 08/ 2T 07 %	Acumulado al 30-06-08	%	Acumulado al 30-06-07	%	Var %
Ventas Netas	606,914	100 0	625,457	100 0	471,789	100.0	-3 0	28.6	1,232,371	100 0	980,582	100.0	25 7
Costo de Ventas	(473,968)	-78 1	(517,653)	-82.8	(373,308)	-79.1	-8 4	27.0	(991,621)	(80 5)	(778,119)	(79 4)	27 4
Utilidad en ventas	**132,946**	**21.9**	**107,804**	**17.2**	**98,480**	**20.9**	**23.3**	**35.0**	**240,760**	**19.5**	**202,463**	**20.6**	**18.9**
Gastos de Venta y Administración	(66,500)	-11 0	(71,310)	-11.4	(56,241)	-11.9	-6.7	18.2	(137,810)	(11 2)	(110,673)	(11.3)	24 5
Otros Ingresos (Egresos), neto	1,508	0 2	2,984	0.5	(1,175)	-0.2	-49.4	-228.3	4,492	0.4	205	0 0	2,090.7
Utilidad en operaciones	**67,954**	**11.2**	**39,478**	**6.3**	**41,064**	**8.7**	**72.1**	**65.5**	**107,432**	**8.7**	**91,995**	**9.4**	**16.8**
Ingresos Financieros	9,268	1.5	8,700	1.4	11,576	2.5	6.5	-19.9	17,968	1 5	21,718	2.2	(17 3)
Utilidad (Pérdida) en cambio	(41,816)	-6.9	34,535	5.5	1,972	0.4	-221.1	-2,220.5	(7,281)	(0.6)	3,257	0.3	(323 5)
Gastos Financieros	(16,288)	-2.7	(14,062)	-2.2	(11,590)	-2.5	15.8	40.5	(30,350)	(2.5)	(20,950)	(2.1)	44.9
Participación en los resultados de asociada bajo el método de participación patrimonial	477	0.1	(670)	-0.1	3,354	0.7	-171.1	-85.8	(194)	(0 0)	7,435	0.8	(102 6)
Utilidad antes de Participaciones e Impuesto a la Renta	**19,595**	**3.2**	**67,980**	**10.9**	**46,377**	**9.8**	**-71.2**	**-57.7**	**87,575**	**7.1**	**103,455**	**10.6**	**(15.3)**
Participaciones	(1,913)	-0.3	(5,607)	-0.9	(3,381)	-0.7	-65.9	-43.4	(7,520)	(0.6)	(7,909)	(0.8)	(4.9)
Utilidad antes de Impuesto a la Renta	**17,682**	**2.9**	**62,373**	**10.0**	**42,996**	**9.1**	**-71.7**	**-58.9**	**80,055**	**6.5**	**95,547**	**9.7**	**(16.2)**
Impuesto a la Renta	(6,678)	-1.1	(19,566)	-3.1	(11,551)	-2.4	-65.9	-42.2	(26,244)	(2.1)	(27,253)	(2.8)	(3.7)
Utilidad neta	**11,004**	**1.8**	**42,807**	**6.8**	**31,445**	**6.7**	**-74.3**	**-65.0**	**53,812**	**4.4**	**68,293**	**7.0**	**(21.2)**

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.
Hugo Sommerkamp M.
Gerente Central de Control de Gestión

Ferreyros

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Balance General
(En miles de nuevos soles)

	30-Jun-08	30-Jun-07	Variación %
Caja y bancos	72,662	53,371	36.1
Cuentas por cobrar comerciales	480,506	351,025	36.9
Inventarios	586,052	455,223	28.7
Otras cuentas por cobrar	24,831	16,771	48.1
Gastos pagados por adelantado	9,554	6,533	46.2
Activo Corriente	**1,173,605**	**882,923**	**32.9**
Cuentas por cobrar comerciales a largo plazo	48,397	52,897	-8.5
Equipo de alquiler	280,030	160,815	74.1
Otros activos fijos	437,639	409,345	6.9
	717,669	570,160	25.9
Depreciación acumulada	(236,725)	(212,358)	11.5
Inmueble, maquinaria y equipo, neto	480,944	357,802	34.4
Inversiones	34,808	18,757	85.6
Otros activos no corrientes	26,763	13,110	104.1
Activo no Corriente	**590,912**	**442,566**	**33.5**
Total Activo	**1,764,516**	**1,325,488**	**33.1**
Deuda de corto plazo	161,574	92,304	75.0
Otros pasivos corrientes	694,826	568,140	22.3
Pasivo corriente	**856,401**	**660,444**	**29.7**
Deuda de largo plazo	390,212	212,005	84.1
Total Pasivo	**1,246,612**	**872,450**	**42.9**
Ganancias diferidas	**7,500**	**10,215**	**-26.6**
Patrimonio	**510,404**	**442,823**	**15.3**
Total Pasivo y Patrimonio	**1,764,516**	**1,325,488**	**33.1**
Otra Informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada periodo)	26,345	17,919	
UAIDA	**151,551**	**139,067**	**9.0**
Ratios Financieros			
Ratio corriente	1.37	1.34	
Apalancamiento Financiero	1.79	1.38	
Valor contable por acción	1.35	1.17	

Ferreyros
MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sist...

-Ferreyros

FERREYROS S.A.A Y SUBSIDIARIAS

ANEXO 3

Ventas netas por Area de Operaciones
(En miles de nuevos soles)

	2T 08	%	1T 08	%	2T 07	%	2T 08/ 1T 08 %	2T 08/ 2T 07 %	Acumulado al 30-06-08	%	Acumulado al 30-06-07	%	Variación %
Caterpillar:													
Gran mineria	44,305	7.3	79,656	12.7	34,623	7.3	-44.4	28.0	123,961	10.1	138,958	14.2	-10.8
Otros	177,160	29.2	239,533	38.3	151,977	32.2	-26.0	16.6	416,693	33.8	280,742	28.6	48.4
	221,465	36.5	319,189	51.0	186,600	39.6	-30.6	18.7	540,654	43.9	419,700	42.8	28.8
Equipos agrícolas	16,076	2.6	10,067	1.6	9,605	2.0	59.7	67.4	26,144	2.1	16,477	1.7	58.7
Automotriz	83,000	13.7	47,795	7.6	43,064	9.1	73.7	92.7	130,795	10.6	74,387	7.6	75.8
Unidades usadas	13,816	2.3	15,759	2.5	11,756	2.5	-12.3	17.5	29,575	2.4	41,549	4.2	-28.8
	334,357	55.1	392,810	62.8	251,025	53.2	-14.9	33.2	727,167	59.0	552,113	56.3	31.7
Repuestos y servicios	210,379	34.7	170,636	27.3	158,134	33.5	23.3	33.0	381,016	30.9	310,348	31.6	22.8
Alquileres	14,968	2.5	11,460	1.8	9,704	2.1	30.6	54.2	26,428	2.1	16,151	1.6	63.6
Otras ventas de subsidiarias	47,209	7.8	50,551	8.1	52,925	11.2	-6.6	-10.8	97,760	7.9	101,970	10.4	-4.1
Total	606,914	100.0	625,457	100.0	471,789	100.0	-3.0	28.6	1,232,371	100.0	980,582	100.0	25.7

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 30-06-2008
Minería	40.9%
Construcción	31.4%
Transporte	6.2%
Hidrocarburos	5.5%
Gobierno	3.2%
Agricultura	3.4%
Marino	2.9%
Comercio y Servicios	1.7%
Industria	0.9%
Otros	4.0%
Total	100.0%

Ferreyros

MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 4**

Conformación del pasivo al 30 de junio del 2008

(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos locales	104,048	80,563	7,777	15,708
Inst. Financ. del exterior	79,000	71,000		8,000
Proveedores:				
Caterpillar	32,946	32,946		
Otros	32,387	32,387		
Bonos corporativos	86,250	-	27,500	58,750
Caterpillar Financial Services	42,744	-	10,806	31,938
Otros pasivos	42,783	42,783		
Total	420,159	259,679	46,083	114,396

Ferreyros

MARIELA GARCIA DE FABBRI
Gerente General

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2008	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Ingresar TC (Trimestral Consolidado)
Periodo:	2	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A. Y SUBSIDIARIAS	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 30 de Junio del año 2008 y 31 de Diciembre del año 2007
(En miles de nuevos soles)

	Notas	Al 30 de Junio 2008	Al 31 de Diciembre 2007
Activo			
Activo Corriente			
Efectivo y Equivalentes de efectivo		72,662	45,896
Inversiones Financieras		**0**	**0**
Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Cuentas por Cobrar Comerciales (neto)	3	480,506	321,476
Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
Otras Cuentas por Cobrar (neto)		24,831	25,387
Existencias (neto)	4	586,052	650,790
Activos Biológicos		0	0
Activos no Corrientes mantenidos para la Venta		0	0
Gastos Contratados por Anticipado		9,554	6,557
Otros Activos		0	0
Total Activo Corriente		**1,173,605**	**1,050,106**
Activo No Corriente			
Inversiones Financieras		**34,808**	**35,087**
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Inversiones al Método de Participación		31,274	31,553
Otras Inversiones Financieras		3,534	3,534
Cuentas por Cobrar Comerciales	3	48,397	49,990
Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
Otras Cuentas por Cobrar		0	0
Existencias (neto)		0	0
Activos Biológicos		0	0
Inversiones Inmobiliarias		0	0
Inmuebles, Maquinaria y Equipo (neto)	5	480,944	367,485
Activos Intangibles (neto)		1,764	1,643
Activo por Impuesto a la Renta y Participaciones Diferidos		18,816	17,297
Crédito Mercantil		5,290	5,290
Otros Activos		892	549
Total Activo No Corriente		**590,911**	**477,341**
TOTAL ACTIVO		**1,764,516**	**1,527,447**

	Notas	Al 30 de Junio 2008	Al 31 de Diciembre 2007
Pasivo y Patrimonio			
Pasivo Corriente			
Sobregiros Bancarios		467	4,029
Obligaciones Financieras		535,618	393,023
Cuentas por Pagar Comerciales		231,007	223,816
Otras Cuentas por Pagar a Partes Relacionadas		0	0
Impuesto a la Renta y Participaciones Corrientes		0	0
Otras Cuentas por Pagar		89,308	114,552
Provisiones		0	0
Pasivos mantenidos para la Venta		0	0
Total Pasivo Corriente		**856,400**	**735,420**
Pasivo No Corriente			
Obligaciones Financieras		390,212	282,368
Cuentas por Pagar Comerciales		0	0
Cuentas por Pagar a Partes Relacionadas		0	0
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0
Otras Cuentas por Pagar		0	0
Provisiones		0	0
Ingresos Diferidos (netos)		7,500	12,732
Total Pasivo No Corriente		**397,712**	**295,100**
Total Pasivo		**1,254,112**	**1,030,520**
Patrimonio Neto			
Capital	8	415,557	335,749
Acciones de Inversión		0	0
Capital Adicional		0	0
Resultados no Realizados		10,140	15,937
Reservas Legales		30,895	18,950
Otras Reservas		0	0
Resultados Acumulados	8	53,812	126,291
Diferencias de Conversión		0	0
Total Patrimonio Neto atribuible a la Matriz		**510,404**	**496,927**
Intereses Minoritarios		0	0
Total Patrimonio Neto		**510,404**	**496,927**
TOTAL PASIVO Y PATRIMONIO NETO		**1,764,516**	**1,527,447**

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

CPC. BERNA[illegible]
Contador G[illegible]

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Junio del año 2008 y 2007
(En miles de nuevos soles)

	Notas	Por el Trimestre específico del 1 de Abril al 30 de Junio de 2008	Por el Trimestre específico del 1 de Abril al 30 de Junio de 2007	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2008	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2007
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)		608,363	474,059	1,233,793	983,747
Otros Ingresos Operacionales		180	142	299	179
Total de Ingresos Brutos		**608,543**	**474,201**	**1,234,092**	**983,926**
Costo de Ventas (Operacionales)		(475,597)	(375,721)	(993,342)	(781,463)
Otros Costos Operacionales		0	0	0	0
Total Costos Operacionales		**(475,597)**	**(375,721)**	**(993,342)**	**(781,463)**
Utilidad Bruta		**132,946**	**98,480**	**240,750**	**202,463**
Gastos de Ventas		(40,179)	(36,434)	(82,769)	(70,279)
Gastos de Administración		(26,321)	(19,807)	(55,041)	(40,394)
Ganancia (Pérdida) por Venta de Activos		0	0	0	0
Otros Ingresos		1,508	0	4,492	205
Otros Gastos		0	(1,175)	0	0
Utilidad Operativa		**67,954**	**41,064**	**107,432**	**91,995**
Ingresos Financieros		9,268	13,549	52,503	24,975
Gastos Financieros		(58,104)	(11,590)	(72,165)	(20,950)
Participación en los Resultados de Partes Relacionadas por el Método de Participación		477	3,354	(194)	7,435
Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
Resultado antes de Participaciones y del Impuesto a la Renta		**19,595**	**46,377**	**87,576**	**103,455**
Participación de los trabajadores		(1,913)	(3,381)	(7,520)	(7,909)
Impuesto a la Renta		(6,678)	(11,551)	(26,244)	(27,253)
Utilidad (Pérdida) Neta de Actividades Continuas		**11,004**	**31,445**	**53,812**	**68,293**
Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**11,004**	**31,445**	**53,812**	**68,293**
Utilidad (Pérdida) Neta atribuible a:					
La Matriz		11,004	31,445	53,812	68,293
Intereses Minoritarios		0	0		0
		11,004	31,445	53,812	68,293
Utilidad (Pérdida) por Acción					
Utilidad (Pérdida) Básica por Acción Común	10	0.0291	0.0832	0.14240	0.1808
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Neta de Actividades Continuas					
Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000

FERREYROS S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2008 y 2007
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2008 al 30 de Junio de 2008	Del 1 de Enero de 2007 al 30 de Junio de 2007
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de Bienes o Servicios (Ingresos Operacionales)		1,314,404	1,081,155
Honorarios y Comisiones		0	0
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		6,458	7,808
Dividendos (no incluidos en la Actividad de Inversión)		0	0
Regalías		0	0
Otros Cobros de Efectivo Relativos a la Actividad		4,857	14,390
Menos pagos (salidas) por:			
Proveedores de Bienes y Servicios		(1,223,673)	(998,628)
Remuneraciones y Beneficios Sociales		(113,124)	(90,177)
Tributos		(70,138)	(48,327)
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
Regalías		0	0
Otros Pagos de Efectivo Relativos a la Actividad		(11,179)	(26,964)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**(92,395)**	**(60,743)**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Prestamos a Partes Relacionadas		0	0
Venta de Subsidiarias y otras Unidades de Negocios		0	0
Venta de Inversiones Financieras		0	0
Venta de Inversiones Inmobiliarias		0	0
Venta de Inmuebles, Maquinaria y Equipo		709	679
Venta de Activos Intangibles		0	0
Intereses y Rendimientos		0	0
Dividendos		0	4,318
Otros Cobros de Efectivo Relativos a la Actividad		0	129
Menos pagos (salidas) por:			
Prestamos a Partes Relacionadas		0	0
Compra de Subsidiarias y otras Unidades de Negocios		0	0
Compra de Inversiones Financieras		0	(2,645)
Compra de Inversiones Inmobiliarias		0	0
Compra de Inmuebles, Maquinaria y Equipo		(35,398)	(43,537)
Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		0	0
Compra y desarrollo de Activos Intangibles		(179)	(5,290)
Otros Pagos de Efectivo Relativos a la Actividad		0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**(34,868)**	**(46,346)**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de Sobregiros Bancarios		(523)	(1,688)
Emisión y aceptación de Obligaciones Financieras		558,088	303,222
Emisión de Acciones o Nuevos Aportes		0	0
Venta de Acciones Propias (Acciones en Tesorería)		0	0
Otros Cobros de Efectivo Relativos a la Actividad		6,173	6,656
Menos pagos (salidas) por:		0	0
Amortización o pago de Sobregiros Bancarios		0	0
Amortización o pago de Obligaciones Financieras		(346,880)	(153,812)
Recompra de Acciones Propias (Acciones en Tesorería) a accionistas de la Matriz		0	0
Recompra de Acciones Propias (Acciones en Tesorería) a Intereses Minoritarios		0	0
Intereses y Rendimientos		(21,743)	(11,340)
Dividendos Pagados a accionistas de la Matriz		0	0
Dividendos Pagados a Intereses Minoritarios		(40,274)	(25,454)
Otros Pagos de Efectivo Relativos a la Actividad		(812)	(5,885)
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación		**154,029**	**111,699**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**26,766**	**4,610**

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
CPC. BERNARDO CH... UISPE
Contador General - Mat. ...

Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	45,896	48,761
Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo	0	0
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio	**72,662**	**53,371**
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN		
Utilidad (Pérdida) Neta del Ejercicio	53,812	68,293
Más :		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Estimación de Cuentas de Cobranza Dudosa	1,377	1,644
Desvalorización de Existencias	2,535	1,938
Fluctuación del Valor de Activos Biológicos	0	0
Depreciación y Deterioro de Valor del Ejercicio	26,312	17,860
Amortización de Activos Intangibles	59	59
Amortización de Otros Activos	0	0
Provisiones	29,824	23,611
Pérdida en Venta de Inversiones Financieras	0	0
Pérdida por Instrumentos Financieros Derivados	0	0
Pérdida en Venta de Inversiones Inmobiliarias	0	0
Pérdida en Venta de Inmuebles, Maquinaria y Equipo	0	348
Pérdida en Venta de Activos Intangibles	0	0
Gastos Financieros	30,350	20,950
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	194	0
Impuesto a la Renta y Participación de los Trabajadores	489	2,097
Otros	0	(508)
Menos:		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Fluctuación del Valor de Activos Biológicos	0	0
Utilidad en Venta de Inversiones Financieras	0	0
Ganancia por Instrumentos Financieros Derivados	0	0
Utilidad en Venta de Inversiones Inmobiliarias	0	0
Utilidad en Venta de Inmuebles, Maquinaria y Equipo	(1,137)	0
Utilidad en Venta de Activos Intangibles	0	0
Ingresos Financieros	0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	0	(7,435)
Impuesto a la Renta y Participación de los Trabajadores	0	0
Otros	(4,763)	(6,066)
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS CORRIENTES Y PASIVOS CORRIENTES		
(Aumento) Disminución de Cuentas por Cobrar Comerciales	(184,785)	(36,886)
(Aumento) Disminución de Otras Cuentas por Cobrar a Partes Relacionadas	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	(13,024)	(6,472)
(Aumento) Disminución en Existencias	(8,846)	(66,224)
(Aumento) Disminución en Activos Biológicos	0	0
(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta	0	0
(Aumento) Disminución en Gastos Contratados por Anticipado	(111)	(3,786)
(Aumento) Disminución de Otros Activos	0	0
Aumento (Disminución) de Cuentas por Pagar Comerciales	7,990	7,639
Aumento (Disminución) de Otras Cuentas por Pagar a Partes Relacionadas	0	0
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	(32,671)	(77,805)
Aumento (Disminución) de Provisiones	0	0
Aumento (Disminución) de Pasivos mantenidos para la Venta	0	0
Cobros por:		
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)	0	0
Dividendos (no incluidos en la Actividad de Inversión)	0	0
Diferencia de Cambio	0	0
Pagos por:		
Impuesto a la Renta y Participación de los Trabajadores	0	0
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)	0	0
Provisiones	0	0
Diferencia de Cambio	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación	**(92,395)**	**(60,743)**

Ferreyros S.A.A.
Hugo S... ...kamp Molinari
Gerente Cen... ...de Gestión y Sistemas

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Junio del año 2008 y 2007
(En miles de nuevos soles)

	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto atribuible a la Matriz	Intereses Minoritarios	Total Patrimonio Neto
Saldos al 1ero. de enero de 2007	284,196	0	0	15,937	13,088	0	85,835	0	399,056	0	399,056
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. Ingresos (gastos) reconocidos directamente en Patrimonio	0	0	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	68,293	0	68,293	0	68,293
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	68,293	0	68,293	0	68,293
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(28,420)	0	(28,420)	0	(28,420)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	51,553	0	0	0	0	0	(51,553)	0	0	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	0	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	9,756	0	(5,862)	0	3,894	0	3,894
Saldos al 30 de Junio de 2007	335,749	0	0	15,937	22,844	0	68,293	0	442,823	0	442,823
Saldos al 1ero. de enero de 2008	335,749	0	0	15,937	18,950	0	126,291	0	496,927	0	496,927
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. Ingresos (gastos) reconocidos directamente en Patrimonio	0	0	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	53,812	0	53,812	0	53,812
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	53,812	0	53,812	0	53,812
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(40,290)	0	(40,290)	0	(40,290)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	79,808	0	0	0	0	0	(79,808)	0	0	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	0	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	(5,797)	11,945	0	(6,193)	0	(45)	0	(45)
Saldos al 30 de Junio de 2008	415,557	0	0	10,140	30,895	0	53,812	0	510,404	0	510,404

Ferreyros S.A.A.
Hugo Sommerkamp Moli...
Gerente Central de Control de Gestión

Ferreyros S.A.A.
CPC BERNARDO CHAUCA QUISP
Contador General - Mat. 19915

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS

Por el período terminado el 30 de junio del 2008

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 , de las NIIF de la 1 a la 6 y de las SIC de la 1 a la 33.

La NIC 27 (revisada en el 2003) establece, principalmente, que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del ejercicio han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2007.

Moneda funcional y de presentación
Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

2) ADMINISTRACION DE RIESGOS FINANCIEROS POR TASA DE INTERÉS Y RESULTADOS NO REALIZADOS

La Compañía obtiene financiamiento a tasas de interés fijas y variables, las mismas que son pactadas de acuerdo con las condiciones de mercado.

A partir de junio del 2008 se ha contratado instrumentos de cobertura del riesgo de tasa de interés variable, habiéndose fijado dicha tasa de interés mediante contrato SWAP, de acuerdo a lo siguiente:

Entidad	Importe Obligaciones por pagar US$ 000	Vencimiento	Intereses	
			Tasa Variable	Tasa Resultante Fija
Standard Chartered	8,000	24/01/2011	L3M + 2%	5.74%
Caterpillar / Chile 1	9,499	19/03/2013	L3M + 1%	5.27%
Caterpillar / Chile 2	3,089	01/05/2015	L3M + 2.5%	6.82%
Caterpillar / Chile 3	5,433	01/03/2012	L3M + 2.5%	6.40%
TOTAL	26,020			

Interés devengado en período sujeto a contrato SWAP, de acuerdo con tasas variables pactadas con acreedores	US$ 000	52
Interés determinado en período sujeto a contrato SWAP, de acuerdo con tasas fijas establecidas mediante éste	US$ 000	67
Resultados no realizados	US$ 000	15
	S/.000	44

El objetivo de esta cobertura es poder conocer la tasa de financiamiento que tendrá la Compañía hasta las fechas de vencimiento de las obligaciones.

3) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende :

	30-06-08		31-12-07	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	539,300	55,022	378,221	55,155
Intereses diferidos	(13,815)	(6,625)	(13,143)	(5,165)
Provisión para cuentas de cobranza dudosa	(44,979)	-	(43,602)	-
	480,506	48,397	321,476	49,990

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18819

4) EXISTENCIAS

Este rubro comprende:

	30-06-08	31-12-07
	S/.000	S/.000
Máquinas, motores y automotores	261,760	330,108
Repuestos	122,981	116,948
Mercaderías	48,832	36,770
Servicios de taller en proceso	31,359	30,331
Productos en proceso	4,113	5,114
Materias primas y material de empaque	5,341	3,909
Existencias por recibir	118,584	139,385
	592,970	**662,565**
Provisión para desvalorización de existencias	(6,918)	(11,775)
	586,052	**650,790**

El movimiento del período de la provisión para la desvalorización de existencias fue el siguiente:

	30-06-08	30-06-07
	S/.000	S/.000
Saldo inicial	11,775	12,508
Adiciones del período	2,535	1,938
Transferencia a activo fijo	(1,040)	1,185
Aplicaciones por ventas	(1,406)	(4,914)
Otras aplicaciones	(4,946)	-
Saldo final	**6,918**	**10,717**

5) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

S.A.
Molinari
Gestión y Sistemas

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18918

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Otros Cambios	Saldos Finales
Costo -	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**
Terrenos	49,794	23,879	(201)	-	1,904	**75,376**
Edificios y otras construcciones	126,932	834	(27)	705	(10,872)	**117,572**
Instalaciones	12,456	481	(109)	-	57	**12,885**
Maquinaria y Equipo	167,743	2,946	(1,257)	1,184	(2,787)	**167,829**
Maquinaria y Equipo-						
Flota de Alquiler	181,267	84,536	-	14,227	-	**280,030**
Unidades de Transporte	10,133	1,056	(109)	-	(444)	**10,636**
Muebles y Enseres	47,622	3,323	(51)	-	(96)	**50,798**
Trabajos en Curso	1,969	2,879	(4)	(748)	(38)	**4,058**
	597,915	**119,934**	**(1,758)**	**15,368**	**(12,276)**	**719,183**
Depreciación Acumulada -						
Edificios y otras construcciones	40,788	1,751	(138)	-	(4,911)	**37,490**
Instalaciones	7,891	369	(31)	-	(270)	**7,959**
Maquinaria y Equipo	104,523	7,104	(871)	(23)	(1,376)	**109,357**
Maquinaria y Equipo-						
Flota de Alquiler	28,630	14,821	-	(6,042)	-	**37,409**
Unidades de Transporte	7,256	503	(97)	-	(538)	**7,124**
Muebles y Enseres	32,763	1,764	(23)	-	(83)	**34,421**
	221,851	**26,312**	**(1,160)**	**(6,065)**	**(7,178)**	**233,760**
Provisión para desvalorización	**(8,579)**	(334)	151	(986)	5,269	**(4,479)**
Costo neto	**367,485**					**480,944**

La columna "Otros cambios" corresponde a la reestruturación del costo y depreciación acumulada de los activos fijos de una subsidiaria de acuerdo con una revaluación de éstos, cuyo importe neto se reconoció en los resultados del año 2007.

6) EMISIONES Y REEMBOLSOS DE TÍTULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Ferreyros S.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago: TOTAL US $.000	TOTAL S/. 000	CORRIENTE US $.000	CORRIENTE S/. 000	NO CORRIENTE US $.000	NO CORRIENTE S/. 000
Cuarta emisión, Serie A, del primer programa	Setiembre del 2005	Hasta setiembre del 2008	15,000	44,505	15,000	44,505		
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	6,250	18,544	2,500	7,418	3,750	11,126
Cuarta emisión, Serie B, del primer programa	Febrero del 2006	Hasta febrero del 2009	10,000	29,670	10,000	29,670		
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	44,505			15,000	44,505
Cuarta emisión, Serie A, del primer programa	Setiembre del 2007	Hasta Setiembre del 2011	15,000	44,505			15,000	44,505
Cuarta emisión, Serie B, del primer programa IRD	Noviembre del 2007	Hasta Noviembre del 2011	10,000	29,670			10,000	29,670
Primera emisión, Serie A, del primer programa	Marzo del 2008	Hasta Marzo del 2011	15,000	44,505			15,000	44,505
TOTALES			86,250	255,904	27,500	81,593	58,750	174,311

Los bonos corporativos devengan intereses anuales de 6% en promedio. El interés devengado en el período asciende a S/. 8.10 millones.

Las redención de bonos corporativos en el período es como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Tercera emisión, Serie A, del primer programa	Enero del 2008	625	1,854
Tercera emisión, Serie A, del primer programa	Abril del 2008	625	1,854
TOTALES		1,250	3,709

7) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

	2008			2007		
	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	1,021,054	212,739	1,233,793	854,771	128,976	983,747
Utilidad de operación	86,487	20,945	107,432	81,152	10,843	91,995
Principales activos:						
Activos fijos	237,875	243,069	480,944	221,567	136,235	357,802
Existencias	478,965	107,087	586,052	391,963	63,260	455,223
Cuentas por Cobrar	409,609	119,294	528,903	342,927	60,995	403,922

8) PATRIMONIO

En Junta General de Accionistas del 26 de marzo del 2008 se aprobó el pago de dividendos en efectivo por S/. 40.3 millones y la capitalización de resultados acumulados y excedente de revaluación por S/. 74.0 y S/. 5.8 millones, respectivamente. La fecha de pago de los diviendos fue el 30 de abril. La Junta aprobó la transferencia de resultados acumulados a reserva legal por S/. 12.7 millones.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital está representado por 377'778,844 acciones comunes de un valor nominal de S/.1.10 cada una.

9) CONTINGENCIAS Y COMPROMISOS

Al 30 de junio del 2008, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.6.8 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.24.4 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 36.7 y S/. 6.4 millones, respectivamente, incluidos multas e intereses. La

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUIÑE
Contador General - Mat. 19916

Compañía presentó un recurso de reclamación ante la Administración tributaria.

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006 por un total de S/. 1.3 millones, incluidos intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

e. El 4 de abril del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2004 por un total de S/. 11.0 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

f. El 7 de Julio del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2005 por un total de S/.6.2 millones, incluidas multas e intereses. La Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

g. Al 30 de junio del 2008, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.3 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

   La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

   Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

   Al 30 de junio del 2008, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 11.7 millones y US $ 26.4 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 4.5 millones, que garantizan transacciones diversas.

10) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISP
Contador General - Mat. 19915

		Trimestres terminados el:		Períodos terminados el:	
		30-06-08	30-06-07	30-06-08	30-06-07
Utilidad neta	S/.	11,004,236	31,444,843	53,811,641	68,292,804
Promedio ponderado de las acciones comunes en circulación		377,778,844	377,778,844	377,778,844	377,778,844
Utilidad básica por acción	S/.	0.0291	0.0832	0.1424	0.1808

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

11) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 31 de marzo que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	30-06-08	30-06-07
	S/.000	S/.000
Transferencias de existencias a inmuebles, maquinarias y equipo	86,166	52,602
Transferencias de inmuebles, maquinarias y equipo a existencias	65,509	35,474

FERREYROS S.A.A.

Hugo Sant[illegible] Molinari
Gerente Central de Cont[illegible] y Sistemas

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

END